UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number 000-27663
CUSIP Number 82655M107
(Check one):                 ☐ Form 10-K                 ☑ Form 20-F                  ☐ Form 11-K                 ☐ Form 10-Q                 ☐ Form 10-D
        ☐ Form N-SAR                 ☐ Form N-CSR
For period ended:                 March 31, 2008

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the transition period ended:
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Sify Technologies Limited

Former Name if Applicable:	Sify Limited

Address of principal executive Office (Street and Number):	2nd Floor, TIDEL Park, No. 4, Canal Bank Road, Taramani

City, State and Zip Code	Chennai 600 113, India

PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Registrant’s Form 20-F for the fiscal year ended March 31, 2008 could not be filed within the prescribed time period due to a delay in the receipt of audited financial statements, prepared in accordance with IFRS, from an associated company. The Registrant undertakes to file the required report before the 15th calendar date after the prescribed due date.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
Name: MP Vijay Kumar, Chief Financial Officer
Area code and telephone number: 91-44-2254-0770
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes                  ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes                  ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIFY TECHNOLOGIES LIMITED
(Name Of Registrant)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: September 30, 2008

By:	/s/ MP Vijay Kumar
MP Vijay Kumar
Chief Financial Officer